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                                 Exhibit (a)(3)

                               [LOGO OF SELECTICA]
                              3 West Plumeria Drive
                               San Jose, CA 95134

                                 April 27, 2001

Dear option holder:

Due to today's difficult market conditions, many option holders hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors (the "Board") recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that Selectica will offer to exchange your outstanding options under both of Selectica's stock option plans with an exercise price of $8.50 or more for new options we will grant the same plan from which it was granted. You may tender (surrender) all or any portion of these options to the Company in exchange for new options, however you must tender all of the shares subject to each of the options you chose to tender. You also have the right to choose not to tender any of your options. If you elect to participate in this offer, however, you must tender all of your options granted since October 27, 2000.

The number of shares of common stock subject to the new options will be equal to one hundred and twenty percent (120%) of the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the date of the first meeting of the compensation committee of the Selectica board of directors which occurs more than six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on May 24, 2001 as currently scheduled, we will grant the new options on or about November 26, 2001.

You must be an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except the per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Market on the date we grant the new options.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

If you have any questions about the offer, please call Richard Morales, Stock Administrator, at (408) 545-2627.

We thank you for your continued efforts on behalf of Selectica.

                                          Sincerely,

                                          /s/ Raj Jaswa

                                          Raj Jaswa
                                          President and
                                          Chief Executive Officer

Enclosures

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